Exhibit 99.1

Draganfly’s UAV Platform Added to AgileMesh’s Wireless Surveillance Product Line

Incorporating Draganfly’s UAV Platform into AgileMesh’s product line will ensure emergency responders have access to a highly advanced tool that can improve situational awareness and enable swift deployment during critical incidents.

Los Angeles, CA. April 19, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that AgileMesh, Inc. will add Draganfly’s UAV Platform to its wireless surveillance product line, resulting in meaningful enhancements to communication capabilities for emergency personnel.

Draganfly’s UAV Platform and AgileMesh’s wireless surveillance solutions will combine to equip emergency responders with an advanced tool for improved situational awareness and swift deployment during critical incidents. This agreement will facilitate improved public safety by enabling emergency personnel to respond quickly and effectively to critical incidents, ultimately saving time and lives.

AgileMesh develops portable, on-scene, live-streaming, wireless video surveillance, and data communications technology for public safety applications, including tactical, overt, and covert operations, at special events for monitoring and crowd control, and any location that requires surveillance where it didn’t previously exist. Non-technical users can quickly deploy their technology to improve situational awareness and decision-making. AgileMesh equipment is used by law enforcement (SWAT, investigative units, etc.), fire departments, VIP protection details, OEMCs, and military entities.

Draganfly’s UAV technology features custom payloads designed for diverse applications. Integrating with AgileMesh’s wireless surveillance solutions will allow Draganfly’s public safety drones to enhance their capabilities for specific applications such as law enforcement, fire-EMS, homeland security, and loss prevention applications.

“We are pleased to add Draganfly’s cutting-edge drone technology into our product line as an option for enhancing the management and response process for emergency personnel during incidents.,” said Bill Dickerson, co-founder and CTO of AgileMesh. “This addition adds another surveillance asset, providing necessary situational awareness at the incident.”

“AgileMesh adding our technology to their surveillance product line will help make sure emergency personnel have access to the technology they need to increase situational awareness,” said Cameron Chell, President and CEO of Draganfly. “This agreement will help reduce the need to put personnel in high-risk situations and revolutionize how public safety agencies communicate during critical situations.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro,or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About AgileMesh, Inc.

AgileMesh™, Inc. develops portable, on-scene wireless video surveillance and data communications systems for use in Law Enforcement, Fire-EMS, Homeland Security and Loss Prevention applications. Each AgileMesh™ solution is powered by their proprietary CommandMesh™ technology which optimizes video signal processing and communications on the Incident Area Network (IAN). AgileMesh™ systems provide incident and event commanders with an enhanced level of public safety management capability, increased officer safety, more accurate incident action records, and greater liability protection.

The company, officially launched in 2005, is based in Plano, Texas and serves top public safety agencies. AgileMesh™ may be contacted at info@agilemesh.com or visit http://www.agilemesh.com.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to facilitating improved public safety and ultimately saving time and lives.. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.